SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2004

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


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For immediate release                                               17 May 2004

Flotation of austriamicrosystems


SVG Capital has been advised by Permira that one of its portfolio companies, austriamicrosystems, has listed on the SWX Swiss Exchange, with trading in its shares commencing today. Shares have been placed at CHF 35 per share, capitalising the company at CHF 385 million.

Funds advised by Permira have sold 20% of their shareholding in the company at flotation, representing an approximate net value of GBP4.0 million for SVG Capital. Post flotation, funds advised by Permira own approximately 6.1 million shares in austriamicrosystems. This holding will be valued in accordance with BVCA guidelines at 30 June 2004.

For further information, please contact:

SVG Advisers Limited
Alice Todhunter                                                  020 7010 8925

Weber Shandwick Square Mile
Peter Corbin /Nick Dibden                                        020 7067 0700


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                                                                    19 May 2004

                     Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 19 May 2004, that on 17 May 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in a total holding of 4,052,793 ordinary shares of GBP1 each in the Company, amounting to 3.59 per cent of the 112,655,174 shares in issue.

The interest in 4,052,793 shares is pursuant to Section 208(5) of the Companies Act 1985.


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Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206


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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


Date:  19 May 2004


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries